

August 9, 2010

Mr. Robert E. Swanson
Chief Executive Officer
14 Philips Parkway
Montvale, NJ  07645

> **Re:     Ridgewood Energy O Fund LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **Response Letter Dated July 12, 2010**
> **File No. 000-51924**

Dear Mr. Swanson:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested amendment.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and any information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 99 – Report of Ryder Scott Company, L.P.

1.      Please consult with Ryder Scott to obtain a modified report in response to our prior comment three and file the modified report in an amendment to your Form 10-K.  You may choose to file an abbreviated amendment consisting of a cover page, an explanatory note regarding the amendment, an updated exhibit listing, the updated report filed as an exhibit, and currently dated signature pages and certifications.  Please also apply this comment to any other Ridgewood funds to which it is relevant.

Closing Comments

      You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

      Sincerely,


      Mark C. Shannon
      Branch Chief